UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

GAINSCO, INC.

(Exact Name of Registrant as Specified in Its Charter)

Texas	75-1617013

(State of Incorporation or Organization)	(IRS Employer Identification No.)

1445 Ross Avenue, Suite 5300, Dallas, Texas	75202

(Address of Principal Executive Offices)	(Zip Code)

     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box: ☒

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box: ☐

     Securities Act registration statement file number to which this form relates:                      (if applicable).

     Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class To Be So Registered	Name of Each Exchange On Which Each Class Is To Be Registered

Common Stock	American Stock Exchange

     Securities to be registered pursuant to Section 12(g) of the Act:

Title of Each Class To Be So Registered	Name of Each Exchange On Which Each Class Is To Be Registered

None

Signatures

INFORMATION REQUIRED IN
REGISTRATION STATEMENT

Item 1.      Description of Registrant’s Securities to be Registered.

     The capital stock of GAINSCO, INC. (the “Company”) to be registered on the American Stock Exchange consists of Common Stock, $.10 par value. Holders of shares of Common Stock are entitled to one vote for each share of Common Stock owned on each matter submitted to a vote of shareholders. There is no right to cumulative voting in the election of directors. Holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of the liquidation or dissolution of the Company, holders of shares of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the satisfaction of any obligations to holders of senior securities. Holders of shares of Common Stock have no preemptive rights and no rights to convert their shares of Common Stock into any other securities. Holders of the Common Stock are not liable to further calls or to assessments by the Company.

     As permitted by the Texas Business Corporation Act, the Company’s Articles of Incorporation, as amended (the “Articles of Incorporation”), provide that the vote of shareholders required in order to approve a merger, consolidation, sale of assets or dissolution of the Company is reduced to sixty percent (60%) of all issued and outstanding shares, regardless of class. Except as otherwise required by law, no class or series of shares is entitled to vote separately on a merger, consolidation, sale of assets or dissolution of the Company.

     The Articles of Incorporation provide that, unless otherwise prescribed by statute, special meetings of shareholders for any purpose or purposes may be called by the President, the Board of Directors, or the holders of not less than twenty-five percent (25%) of the shares entitled to vote at the meeting. Business transacted at a special meeting is confined to the matters stated in the notice of the meeting.

     The Articles of Incorporation provide that in discharging the duties of their respective positions, the Board of Directors, committees of the Board of Directors, individual directors and individual officers may, in considering the best interests of the Company, consider the effects of any action upon employees, general agents, and other customers and creditors of the Company and its subsidiaries, communities in which offices or other establishments of the Company are located, the economy of the state and nation, and the long term as well as the short term interests of the Company and its shareholders, including the possibility that these interests may be best served by the continued independence of the Company, and all other pertinent factors.

     The Company has outstanding one series of preferred stock. The amounts payable with respect to Common Stock may be materially affected by the rights of the holders of the Company’s Series A Convertible Preferred Stock, par value $100.00 per share (the “Series A Preferred”). The terms of the Series A Preferred entitle the holders thereof to receive cash dividends at the rate of 6% per annum until December 31, 2005 and 10% per annum thereafter until such shares are redeemed. Such shares are currently redeemable at the option of the Company beginning on June 30, 2005 and become redeemable at the option of the holders beginning on January 1, 2011. The 18,120 outstanding shares of Series A Stock are convertible at the option of the holders into a total of 3,552,941 shares of Common Stock at a conversion rate of $5.10 per share. Each share of Series A Preferred is entitled to vote on matters on which the Common Stock may vote and is entitled to one vote per share of Common Stock into which it is convertible.

     The Articles of Incorporation provide that the Board of Directors has the authority, without action by the stockholders, to designate and issue up to 10,000,000 shares of preferred stock in one or more series and to fix for each series the relative rights and preferences, including dividend rights, redemption rights, liquidation preferences, sinking fund provisions, conversion rights, voting rights, repurchase obligations of the Company, and the number of shares constituting any series. Issuance of shares of preferred stock could adversely affect the voting power of holders of common stock, and the likelihood that the holders will receive dividend payments and payments upon liquidation and could have the effect delaying, deferring or preventing a change in control.

Item 2.      Exhibits.

3.1	Restated Articles of Incorporation of Registrant as filed with the Secretary of State on July 24, 1986 (incorporated by reference to Exhibit 3.1 to Registration Statement No. 33-7846 on Form S-1, effective November 6, 1986).
3.2	Articles of Amendment to the Articles of Incorporation of Registrant as filed with the Secretary of State of Texas on June 10, 1988 (incorporated by reference to Exhibit 3.2 to Registration Statement No. 33-25226 on Form S-1, effective November 14, 1988).
3.3	Articles of Amendment to the Articles of Incorporation of Registrant as filed with the Secretary of State of Texas on August 13, 1993 (incorporated by reference to Exhibit 3.6 to Annual Report on Form 10-K filed on March 25, 1994).
3.4	Bylaws of Registrant as amended as of September 6, 2001 (incorporated by reference to Exhibit 3.5 to Report on Form 8-K filed on September 7, 2001).
4.1	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.6 to Annual Report on Form 10-K filed on March 28, 1997).

Signatures

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, there duly authorized.

GAINSCO, INC.
/s/ Glenn W. Anderson
Glenn W. Anderson, President and Chief Executive Officer

DATED: July 20, 2005